SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In relation to the article published in the Folha de São Paulo on June 19, 2010 regarding the actions in relation to Compulsory Loan, we hereby inform our Shareholders and the market in general the following:

Eletrobras is involved in several ongoing lawsuits that are in various stages of trial. In relation to these lawsuits and in accordance with accounting standards in force, Eletrobras has adopted the procedure to classify the risk of loss of these lawsuits based on the opinion of legal counsel.

This process involves taking into account factors that may affect the Company if there is any fact or event in the course of the trials that is adverse to the Company.  This prevents an overly optimistic analysis for readers of our financial statements making decisions based on accounting information, particularly regarding the valuation of liabilities and, therefore, stockholders equity.

To account for potential losses, sufficient provisions are made to cover potential losses in these lawsuits, which at the end of the first quarter of 2010, amounted to R$1.3 billion, also fully provisioned in previous years.

Thus, the assertion that "Eletrobras reserved cash in the amount of R$3.5 billion to compensate the industrial consumers who held compulsory loans between 1987-1993" does not represent the accounting practices of the Company, and is therefore untrue.

Any new lawsuits filed against the Company will always be analyzed according to their subject matter and degree of probability of loss and will be treated accordingly.  Thus, it is not possible at this stage and in the present circumstances to make any conclusions about the outcome of these actions.

Rio de Janeiro, June 21, 2010

Armando Casado de Araujo

Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.